FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 26, 2020	By...../s/………Sachiho Tanino………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2020

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2020

October 26, 2020

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2020	Three months ended September 30, 2019	Change(%)		Three months ended September 30, 2020
Net sales	¥758,881	¥869,495	-	12.7	$7,159,255
Operating profit	19,192	38,445	-	50.1	181,057
Income before income taxes	22,808	47,024	-	51.5	215,170
Net income attributable to Canon Inc.	¥16,658	¥26,522	-	37.2	$157,151

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥15.93	¥24.93	-	36.1	$0.15
- Diluted	15.93	24.93	-	36.1	0.15

CONSOLIDATED RESULTS FOR THE NINE MONTHS
(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projection
	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change(%)		Nine months ended September 30, 2020	Year ending December 31, 2020	Change(%)
Net sales	¥2,214,508	¥2,639,830	-	16.1	$20,891,585	¥3,140,000	-	12.6
Operating profit	34,314	121,998	-	71.9	323,717	64,000	-	63.4
Income before income taxes	50,096	144,212	-	65.3	472,604	86,000	-	56.1
Net income attributable to Canon Inc.	¥29,729	¥92,349	-	67.8	$280,462	¥52,000	-	58.4

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥28.29	¥86.16	-	67.2	$0.27	¥49.53	-	57.6
- Diluted	28.28	86.15	-	67.2	0.27	49.52	-	57.6

	Actual
	As of September 30, 2020	As of December 31, 2019	Change(%)		As of September 30, 2020

Total assets	¥4,701,606	¥4,768,351	-	1.4	$44,354,774

Canon Inc. shareholders’ equity	¥2,500,212	¥2,692,595	-	7.1	$23,586,906

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY106=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2020, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2020 Third Quarter in Review

Looking back at the global economy in the third quarter of 2020, the global economy improved after a sharp decline in the second quarter as a result of gradual resumption of economic activities in the global coronavirus (“COVID-19”) pandemic. In the U.S., despite continued restrictions on economic activities in some states, increased consumer spending and exports accelerated the economic recovery. The European economy trended positively due to a recovery in consumption resulting from the easing of lockdowns in each country. In China, the recovery trend continued mainly in domestic demand and exports after the resumption of economic activities. Even in other emerging markets, although the spread of COVID-19 continued, with the exception of some emerging countries, the economy headed toward a recovery phase. In Japan, the economy showed signs of recovery mainly due to the resumption of economic activities and the easing of voluntary activity restrictions.

Amid these conditions, in the markets in which Canon operates, as for office multifunction devices (MFDs) and laser printers, demand for both monochrome and color models declined due to insufficient recovery of corporate activities. For cameras, although the market continued to shrink, demand headed toward a recovery phase due to a recovery in consumption. For inkjet printers, the pace of recovery gradually increased in emerging countries, in addition to developed countries and China, where demand for remote working and education was solid. For medical equipment, although restrictions on sales activities to medical institutions were eased, sales activities were affected by the prolonged impact of COVID-19. For industrial equipment, although the market recovery for FPD (Flat Panel Display) lithography equipment was slower than expected due to delays in installation, demand for semiconductor lithography equipment remained solid.

The average values of the yen during the third quarter and the first nine months of the year were ¥ 106.17 and ¥ 107.59 against the U.S. dollar, respectively, a year-on-year appreciation of approximately ¥ 1 and year-on-year appreciation of approximately ¥ 2, and ¥ 124.13 and ¥ 121.02 against the euro, respectively, a year-on-year depreciation of approximately ¥ 5 and year-on-year appreciation of approximately ¥ 2.

During the third quarter, sales of MFDs for the office and production printing market both decreased, although they showed signs of recovery. Unit sales of laser printers, particularly of color models, were below those of the same period of the previous year. Sales of services and consumables also declined due to a moderate recovery in customers’ print volumes after the resumption of corporate activities. For interchangeable-lens digital cameras, although unit sales were below those of the same period of the previous year, Canon attracted home image capturing demand of families staying longer hours indoors. As for inkjet printers, unit sales were significantly above those of the same period of the previous year due to the recovery in demand in some emerging countries on top of demand for remote working and education in developed countries and China. In medical equipment, although equipment installation at medical institutions as well as business negotiations were trending toward recovery, sales were below those of the same period of the previous year due to the prolonged impact of COVID-19, and the demand ahead of the consumption tax hike in Japan which occurred during the same period of the previous year. For industrial equipment, despite solid demand for semiconductor lithography equipment for memory devices, sales for FPD lithography equipment and organic LED (OLED) panels manufacturing equipment decreased compared with those of the same period of the previous year as a result of postponement of installation due to the impact of COVID-19. As for network cameras, which are being used in a growing range of applications and where the market continued to grow, sales increased thanks to resumed sales and marketing activities. Under these conditions, third-quarter net sales decreased by 12.7% year-on-year to ¥758.9 billion. Net sales for the first nine months of the year decreased by 16.1% year on year to ¥2,214.5 billion. Gross profit as a percentage of net sales decreased by 1.6 points to 43.2%. Third-quarter gross profit decreased by 16.0% year-on-year to ¥327.6 billion. Operating expenses decreased by 12.2% year-on-year to ¥308.4 billion, due to the further promotion of efficiency for expenses throughout the entire Group, despite negative effects of foreign currency fluctuation. As a result, third-quarter operating profit decreased by 50.1% to ¥19.2 billion. Other income (deductions) decreased by ¥5.0 billion to ¥3.6 billion, mainly due to currency exchange losses compared with the previous year, while income before income taxes decreased by 51.5% year on year to ¥22.8 billion and net income attributable to Canon Inc. decreased by 37.2% year on year to ¥16.7 billion. Operating profit for the first nine months of the year decreased by 71.9% to ¥34.3 billion, while income before income taxes decreased by 65.3% to ¥50.1 billion and net income attributable to Canon Inc. for the first nine months decreased by 67.8% to ¥29.7 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥15.93 for the third quarter, a year-on-year decrease of ¥9.00, and ¥28.29 for the first nine months, a year-on-year decrease of ¥57.87.

Results by Segment

Looking at Canon’s third-quarter performance by business unit, in the Office Business Unit, although sales of the new imageRUNNER ADVANCE DX series were strong, unit sales of MFDs for the office and the production printing market were below those of the same period of the previous year due to such factors as the moderate recovery in business negotiations following the resumption of in-office work. As for laser printers, unit sales, particularly of color models, were below those of the same period of the previous year as a result of continued economic slowdown caused by COVID-19. Sales of services and consumables also declined due to a moderate recovery in customers’ print volumes after the resumption of corporate activities. These factors resulted in total sales for the business unit of ¥335.9 billion, a year-on-year decrease of 21.0%, while income before income taxes decreased by 90.1% year-on-year to ¥4.1 billion. Sales for the combined first nine months of the year totaled ¥1,041.0 billion, a year-on-year decrease of 20.2%, while income before income taxes totaled ¥52.1 billion, a year-on-year decrease of 59.7%.

As for the Imaging System Business Unit, although unit sales were below those of the same period of the previous year as the market continues to shrink, the shift to mirrorless model was accelerated particularly for full-frame mirrorless models due to the introduction of new product. As for inkjet printers, sales of printers and consumables increased significantly from the same period of the previous year as a result of recovering demand in some emerging countries as well as the demand for remote working and education in developed countries and China. These factors resulted in total sales for the business unit of ¥185.4 billion, a year-on-year decrease of 2.0%, while income before income taxes increased by 158.5% year-on-year to ¥26.9 billion thanks to improvements in profitability. Sales for the combined first nine months of the year totaled ¥478.8 billion, a year-on-year decrease of 16.0%, while income before income taxes totaled ¥28.6 billion, a year-on-year decrease of 0.5%.

Within the Medical System Business Unit, demand was captured for Computed tomography (CT) systems for the diagnosis of pneumonia and Diagnostic X-ray systems, supported by a gradual recovery of equipment installation at medical institutions as well as sales and marketing activities. While sales of the same period of the previous year increased due to the demand ahead of the consumption tax hike in Japan, these factors resulted in total sales for the business unit of ¥105.4 billion, a year-on-year decrease of 7.5%, while income before income taxes decreased by 47.6% year-on-year to ¥5.0 billion. Sales for the combined first nine months of the year totaled ¥313.3 billion, a year-on-year decrease of 4.6%, while income before income taxes totaled ¥15.1 billion, a year-on-year decrease of 22.4%.

As for the Industry & Others Business Unit, regarding semiconductor lithography equipment, demand for memory devices remained solid. As a result, unit sales were significantly above those of the same period of the previous year. In FPD lithography equipment, although the resumption of installation work after COVID-19 travel restrictions were gradually eased, unit sales were below those of the same period of the previous year. Sales for network cameras increased as a result of strengthened sales activities based on diversified applications made possible by video analysis for such purposes as remote monitoring and social distance monitoring, as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the business unit of ¥153.3 billion, a year-on-year decrease of 6.9%, while income before income taxes totaled ¥4.3 billion, a year-on-year increase of 49.7% due to cost reduction. Sales for the combined first nine months of the year totaled ¥439.7 billion, a year-on-year decrease of 13.3%, while income before income taxes totaled ¥6.1 billion, a year-on-year decrease of 66.0%.

Cash Flow

During the first nine months of 2020, cash flow from operating activities decreased by ¥0.4 billion year-on-year to ¥194.1 billion due to working capital improvement, despite a sharp decrease in profit. Cash flow used in investing activities was restrained by ¥46.1 billion year-on-year to ¥111.7 billion mainly due to a decrease of investment in production equipment. Accordingly, free cash flow totaled positive ¥82.4 billion, an increase of ¥45.7 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay mainly arising from dividend payments and share repurchases. However, proceeds of ¥6.9 billion in total were recorded mainly due to an increase in short-term loans for securing sufficient working capital.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥87.5 billion to ¥500.3 billion from the end of the previous year.

Outlook

Looking at the world economy for the fourth quarter onwards, although various economic measures and fiscal policies are being implemented in each country and region, prospects remain uncertain. While the spread of COVID-19 is expected to continue, the pace of the world economy is expected to recover moderately with the balanced measures to curb infection and expand economic activities. However, it is expected to take time to control the spread of infections and see a full-scale recovery in global economic activities.

In the markets in which Canon operates, for office MFDs and laser printers, although a moderate recovery is assumed, demand is expected to remain below that of the previous year due to the impact of economic slowdown. As for interchangeable-lens digital cameras, although the overall market is expected to continue to shrink, sales promotion efforts are expected to be intensified for Canon’s extensive lineup of full-frame mirrorless cameras and lenses, including the new EOS R5 and EOS R6. As for inkjet printers, demand is expected to remain solid due to remote working and education needs. As for the medical equipment market, only a gradual recovery in demand is expected due to the resumption of medical device purchases by medical institutions despite the prolonged impact of COVID-19. For semiconductor lithography equipment, while demand for memory devices is expected to remain firm, demand for image sensors and automotive devices is expected to remain moderate. For FPD lithography equipment, a gradual rise in capital investment in small- and medium-size panels is expected. As for network cameras, the market is expected to head toward expansion due to increasing demand for high-resolution cameras and the video analysis solutions that make use of them.

With regard to currency exchange rates for the fourth quarter onwards, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥125 to the euro, representing appreciation of approximately ¥2 against the U.S. dollar and the same level against the euro as the annual average rates of the previous year.

Taking into consideration exchange rate assumptions, Canon’s first nine months performance, as well as current market conditions and sales prospects of new product, Canon’s 2020 full-year projection on a consolidated basis are net sales of ¥3,140.0 billion, a year-on-year decrease of 12.6%; operating profit of ¥64.0 billion, a year-on-year decrease of 63.4%; income before income taxes of ¥86.0 billion, a year-on-year decrease of 56.1%; and net income attributable to Canon Inc. of ¥52.0 billion, a year-on-year decrease of 58.4%, which were revised from the previous outlook.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2020		Change	Year ended December 31, 2019	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,080,000	3,140,000	60,000	3,593,299	-12.6%
Operating profit	45,000	64,000	19,000	174,667	-63.4%
Income before income taxes	70,000	86,000	16,000	195,740	-56.1%
Net income attributable to Canon Inc.	43,000	52,000	9,000	125,105	-58.4%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2020	As of December 31, 2019	Change
ASSETS
Current assets:
Cash and cash equivalents	500,287	412,814	87,473
Short-term investments	89	1,767	(1,678)
Trade receivables, net	448,496	559,836	(111,340)
Inventories	617,610	584,756	32,854
Prepaid expenses and other current assets	294,016	286,792	7,224

Total current assets	1,860,498	1,845,965	14,533

Noncurrent receivables	17,026	17,135	(109)
Investments	48,791	48,361	430
Property, plant and equipment, net	1,053,211	1,089,671	(36,460)
Operating lease right-of-use assets	104,541	114,418	(9,877)
Intangible assets, net	324,458	347,921	(23,463)
Goodwill	897,670	898,661	(991)
Other assets	395,411	406,219	(10,808)

Total assets	4,701,606	4,768,351	(66,745)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	227,760	42,034	185,726
Trade payables	284,388	305,312	(20,924)
Accrued income taxes	11,048	18,801	(7,753)
Accrued expenses	315,056	324,891	(9,835)
Current operating lease liabilities	30,501	31,884	(1,383)
Other current liabilities	236,737	237,576	(839)

Total current liabilities	1,105,490	960,498	144,992
Long-term debt, excluding current installments	358,846	357,340	1,506
Accrued pension and severance cost	364,301	368,507	(4,206)
Noncurrent operating lease liabilities	75,624	83,688	(8,064)
Other noncurrent liabilities	92,440	106,400	(13,960)

Total liabilities	1,996,701	1,876,433	120,268

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	404,633	405,017	(384)
Legal reserve	69,407	67,572	1,835
Retained earnings	3,362,909	3,462,182	(99,273)
Accumulated other comprehensive income (loss)	(353,147)	(308,442)	(44,705)
Treasury stock, at cost	(1,158,352)	(1,108,496)	(49,856)

Total Canon Inc. shareholders’ equity	2,500,212	2,692,595	(192,383)

Noncontrolling interests	204,693	199,323	5,370

Total equity	2,704,905	2,891,918	(187,013)

Total liabilities and equity	4,701,606	4,768,351	(66,745)

	Millions of yen
	As of September 30, 2020	As of December 31, 2019
Notes:
1. Allowance for doubtful receivables	11,803	10,359
2. Accumulated depreciation	2,767,530	2,727,189
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(132,678)	(96,282)
Net gains and losses on derivative instruments	(307)	(887)
Pension liability adjustments	(220,162)	(211,273)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019	Change(%)

Net sales	758,881	869,495	-	12.7
Cost of sales	431,305	479,619

Gross profit	327,576	389,876	-	16.0
Operating expenses:
Selling, general and administrative expenses	240,313	277,624
Research and development expenses	68,071	73,807

	308,384	351,431

Operating profit	19,192	38,445	-	50.1
Other income (deductions):
Interest and dividend income	657	1,349
Interest expense	(206)	(275)
Other, net	3,165	7,505

	3,616	8,579

Income before income taxes	22,808	47,024	-	51.5

Income taxes	3,648	16,202

Consolidated net income	19,160	30,822
Less: Net income attributable to noncontrolling interests	2,502	4,300

Net income attributable to Canon Inc.	16,658	26,522	-	37.2

Results for the nine months	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change(%)

Net sales	2,214,508	2,639,830	-	16.1
Cost of sales	1,252,954	1,453,192

Gross profit	961,554	1,186,638	-	19.0
Operating expenses:
Selling, general and administrative expenses	727,504	842,451
Research and development expenses	199,736	222,189

	927,240	1,064,640

Operating profit	34,314	121,998	-	71.9
Other income (deductions):
Interest and dividend income	2,282	4,266
Interest expense	(594)	(811)
Other, net	14,094	18,759

	15,782	22,214

Income before income taxes	50,096	144,212	-	65.3

Income taxes	11,952	41,332

Consolidated net income	38,144	102,880
Less: Net income attributable to noncontrolling interests	8,415	10,531

Net income attributable to Canon Inc.	29,729	92,349	-	67.8

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income
Results for the third quarter	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019	Change(%)

Consolidated net income	19,160	30,822	-	37.8
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(757)	(32,032)
Net gains and losses on derivative instruments	43	(405)
Pension liability adjustments	1,228	850

	514	(31,587)

Comprehensive income (loss)	19,674	(765)		-
Less: Comprehensive income attributable to noncontrolling interests	2,666	4,314

Comprehensive income (loss) attributable to Canon Inc.	17,008	(5,079)		-

Results for the nine months	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change(%)

Consolidated net income	38,144	102,880	-	62.9
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(36,333)	(86,203)
Net gains and losses on derivative instruments	558	(305)
Pension liability adjustments	(8,518)	3,527

	(44,293)	(82,981)

Comprehensive income (loss)	(6,149)	19,899		-
Less: Comprehensive income attributable to noncontrolling interests	8,818	10,456

Comprehensive income (loss) attributable to Canon Inc.	(14,967)	9,443		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED
3. DETAILS OF SALES

Results for the third quarter	Millions of yen
Sales by business unit	Three months ended September 30, 2020	Three months ended September 30, 2019	Change(%)
Office	335,860	425,339	-	21.0
Imaging System	185,402	189,174	-	2.0
Medical System	105,376	113,937	-	7.5
Industry and Others	153,295	164,658	-	6.9
Eliminations	(21,052)	(23,613)		-

Total	758,881	869,495	-	12.7

	Millions of yen
Sales by region	Three months ended September 30, 2020	Three months ended September 30, 2019	Change(%)
Japan	192,817	227,816	-	15.4
Overseas:
Americas	202,463	249,399	-	18.8
Europe	195,737	199,874	-	2.1
Asia and Oceania	167,864	192,406	-	12.8

	566,064	641,679	-	11.8

Total	758,881	869,495	-	12.7

Results for the nine months	Millions of yen
Sales by business unit	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change(%)
Office	1,041,026	1,305,098	-	20.2
Imaging System	478,804	570,177	-	16.0
Medical System	313,322	328,500	-	4.6
Industry and Others	439,701	507,209	-	13.3
Eliminations	(58,345)	(71,154)		-

Total	2,214,508	2,639,830	-	16.1

	Millions of yen
Sales by region	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change(%)
Japan	584,788	657,922	-	11.1
Overseas:
Americas	600,699	745,835	-	19.5
Europe	554,162	638,622	-	13.2
Asia and Oceania	474,859	597,451	-	20.5

	1,629,720	1,981,908	-	17.8

Total	2,214,508	2,639,830	-	16.1

*Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the three and nine months ended September 30, 2019 also have been restated.

Notes: 1. The primary products included in each of the segments are as follows:
Office Business Unit :
Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions
Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment /

Micromotors / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019

Cash flows from operating activities:
Consolidated net income	38,144	102,880
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	166,221	178,514
(Gain) loss on disposal of fixed assets	888	4,271
Deferred income taxes	(6,224)	(8,504)
Decrease in trade receivables	99,975	76,967
Increase in inventories	(41,843)	(42,366)
Decrease in trade payables	(23,945)	(28,295)
Decrease in accrued income taxes	(7,519)	(16,501)
(Decrease) increase in accrued expenses	(7,918)	8,892
Decrease in accrued (prepaid) pension and severance cost	(9,548)	(8,515)
Other, net	(14,164)	(72,831)

Net cash provided by operating activities	194,067	194,512

Cash flows from investing activities:
Purchases of fixed assets	(120,632)	(151,941)
Proceeds from sale of fixed assets	7,617	120
Purchases of securities	(560)	(4,228)
Proceeds from sale and maturity of securities	435	761
(Increase) decrease in time deposits, net	1,635	(1,516)
Acquisitions of businesses, net of cash acquired	(127)	(1,716)
Other, net	(66)	675

Net cash used in investing activities	(111,698)	(157,845)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,100	-
Repayments of long-term debt	(873)	(2,410)
Increase in short-term loans, net	185,767	132,657
Transactions with noncontrolling interests	1,376	362
Dividends paid	(126,938)	(171,487)
Repurchases and reissuance of treasury stock, net	(50,005)	(50,003)
Other, net	(4,526)	(5,557)

Net cash provided by (used in) financing activities	6,901	(96,438)

Effect of exchange rate changes on cash and cash equivalents	(1,797)	(12,559)

Net change in cash and cash equivalents	87,473	(72,330)

Cash and cash equivalents at beginning of period	412,814	520,645

Cash and cash equivalents at end of period	500,287	448,315

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

    Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

    None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.